UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019.

Commission File Number: 000-55992

Tidal Royalty Corp. (formerly Tulloch Resources Ltd.; Elkhorn Gold

Mining Corporation; Treminco Resources Ltd.)

(Exact Name of Registrant as Specified in Charter)

789 West Pender Street, Suite 810
Vancouver BC
Canada V6C 1H2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Tidal Royalty Corp. (the “Company”) filed to the applicable Canadian securities regulators (i) Management’s Discussion and Analysis, for the period ended October 31, 2018 and 2017, (ii) condensed interim consolidated financial statements, for the period ended October 31, 2018 and 2017, (iii) a Form 52-109FV2 certification of interim filings — venture issuer basic certificate (signed by the Company’s chief executive officer), (iv) a Form 52-109FV2 certification of interim filings — venture issuer basic certificate (signed by the Company’s chief financial officer), (v) a press release, dated January 7, 2019, (vi) a press release, dated January 9, 2019, (vii) a Form 5 Quarterly Listing Statement, dated December 18, 2018, for the quarter ended October 31, 2018, and (viii) a Monthly Progress Report, dated January 7, 2019, for the month of December 2018.

The disclosure documents can be viewed on the Canadian reporting issuer disclosure website www.sedar.com and the Canadian Securities Exchange website www.thecse.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIDAL ROYALTY CORP.
(Registrant)

Date: January 10, 2019	By:	/s/ Paul Rosen
	Name:	Paul Rosen
	Title:	Chief Executive Officer

EXHIBIT INDEX

99.1	Management’s Discussion and Analysis, for the period ended October 31, 2018 and 2017
99.2	Condensed interim consolidated financial statements, for the period ended October 31, 2018 and 2017
99.3	Form 52-109FV2 certification of interim filings — venture issuer basic certificate (signed by the Company’s chief executive officer)
99.4	Form 52-109FV2 certification of interim filings — venture issuer basic certificate (signed by the Company’s chief financial officer)
99.5	Press release, dated January 7, 2019
99.6	Press release, dated January 9, 2019
99.7	Form 5 Quarterly Listing Statement, dated December 18, 2018, for the quarter ended October 31, 2018
99.8	Monthly Progress Report, dated January 7, 2019, for the month of December 2018